SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 30, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Tax Payer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly Held Company

NOTARIAL MINUTES

I HEREBY CERTIFY, at the interested party's request, that reviewing the books in this Registry, among which the Book of Notarial Minutes N. 001, on page 003v/0004/v/5, I verified the existence of the following content:

To be known by as many as may examine this public instrument that on the 27th. of July, 2005, at the headquarters of the Company Brasil Telecom Participações S.A., at SIA, ASP, Lote D in Brasília-DF, I, Ronaldo Ribeiro de Faria, Notary Public to the 5th. Notary Office of the Distrito Federal, where I was present at the request of the aforementioned company and drawn up the present Notarial Minutes attesting the following facts: I arrived at the Company's headquarters at 8:35 a.m. in order to report the facts of the Extraordinary General Shareholders Meeting set for this date, when I went to the reception of Bloco A. After the identification proceedings of all individuals that were present at the entrance of the Company in order to participate in the mentioned conclave, all of them were led to the main reception (central hall central outside the Company's main office). Before 9:00 a.m., the present individuals were informed that, pursuant to the publishing of Material Fact and of Notice to Shareholders and Cancellation Notice (Edital de Desconvocação) published on this date's editions of the Federal Official Gazette and of the newspapers Valor Econômico and Correio Braziliense, also sent to CVM and to the Stock Exchange, the Extraordinary General Shareholders Meeting set for this date had had its call cancelled, the present shareholders having been given a copy of the referred documents and Notice to Shareholders and Cancellation Notice.

Subsequently, Mr. Sami Arap Sobrinho entered the room, who identified himself as the General Counsel of Brasil Telecom Participações S.A. and informed all the present shareholders that the Company had been given notice on this date, at 8:46 a.m., of the decision rendered by the Judge of the Second Federal Court of Florianópolis, Court District of Santa Catarina, in the records of the Legal Suit (Ação Popular) 2005.72.00.00.7938-1 which, among other orders, cancelled the holding of the Extraordinary General Shareholders Meeting scheduled for this date. Subsequently, the whole content of such decision was read, as follows: “IN VIEW OF WHAT HAS BEEN REPORTED, I grant the preliminary order. Therefore: 1 - I SUSPEND the effects of the put agreement entered into among Citigroup and the pension funds PREVI, FUNCEF and PETROS, until the term for answer is finished; 2 - I CANCEL the Extraordinary General Shareholders Meet ing called by BRASIL TELECOM Participações S/A' Board of Directors' Chairman, Mr. Luis Otavio Carvalho da Motta Veiga, to be held on the 27th. of July, 2005 at 9:00 a.m., at its headquarters, located in Brasília - DF, at SAI SUL, ASP, Lote D, Bloco B; 3 - I ORDER the Chairmen, Executive Officers and Boards of Directors of the pension funds PREVI, FUNCEF and PETROS to refrain from continuing the practice of any acts, pending or in progress, provided for in the put agreement, unless subject to a prior analysis by this court; 4 - I ORDER the issuing of official letters to CVM and to ANATEL so that they refrain from ratifying or registering any changes to the corporate structure or to the corporate control of Brasil Telecom which may derive from the put agreement currently being challenged.(...).“ Messrs. Flávio Galdino and Francisco Costa e Silva, and other representatives of the shareholders Institutional Investors FIA, Zain Participações S.A., Fundação Petrobrás de Seguridade Social - Petros, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Citigroup Venture Capital International Brazil, L.P., Invitel S.A. and Fabio de Oliveira Moser informed that in their opinion the court decision was not valid at all and that, despite such decision, they would hold the Extraordinary General Shareholders Meeting in that room, giving the other present shareholders the opportunity to participate. In spite of the arguments presented, the other present shareholders decided not to participate and left the company's offices. Among the shareholders, there were the following: Telecom Italia International N.V., AGF Emerging Markets Value Fund, Norges Bank, Virginia Retirement System, State Street Emerging Markets, Bell Atlantic Master Pension Trust, Brazil MSCI EM MKTS Index Co Tr Fund, Philips Electronics North America Co. Master Retirement Trust, IBM Tax Deferred Savings Plan, Morgan S tanley Investment Management Act Intls, The Baring Em Mkts Umb Fund, The California State Teachers Retirement Sys, Missouri State Emp Ret System, Teacher Retirement System Of Texas, The Master Trust Bank Of Japan Ltd Re, Microsoft Global Finance Limited, Aegontransamerica Ser Fund Inc V K Ac Int All, Ishares Msci Brazil (Free) Index Fund, Vanguard Emerg Mkts Stock Index Fd, Amber Fund Limited, Cititelecom Fundo de Investimento em Ações, Citiações Renda Mista Fundo de Investimento em Ações, Citiações Fundo de Investimento em Ações, Citi Institucional Ações Fundo de Investimento em Ações and Portfolio Ações Fundo de Investimento em Ações. Regardless of the court order, minutes of the work developed therein were drawn up, a copy of them having been filed at the Company's general register, after which the shareholders left the external hall of the Company; the drawing up of the Nota rial Minutes then being ended at 10:30 a.m., which I hereby certify. The registry fees in the amount of R$54,35 were paid through the form N. 02426. I, Notary Public, subscribe and sign, ending the act. Brasília-DF, July 27, 2005. (aa) RONALDO RIBEIRO DE FARIA. Further naught. The foregoing was what was contained in said book and pages, in connection with the request, from where I extracted the present certificate.

THE FOREGOING IS TRUE AND I HEREBY CERTIFY IT.

Taguatinga/DF, JULY 27, 2005.

In Witness of the truth hereof Ronaldo Ribeiro de Faria.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Humberto José Rocha Braz
Name: Humberto José Rocha Braz Title: Chief Executive Officer